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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

COMMUNITY BANCSHARES, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

20343H106

(CUSIP Number)

January 27, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 20343H106

1.	Name of Reporting Person: Ewing & Partners, 75-2741747		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 764,662

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 764,662

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 764,662

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.8%

12.	Type of Reporting Person: PN

   * SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. 20343H106

1.	Name of Reporting Person: Timothy G. Ewing		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 53,372

		6.	Shared Voting Power: 764,662

		7.	Sole Dispositive Power: 53,372

		8.	Shared Dispositive Power: 764,662

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 818,034

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.4%

12.	Type of Reporting Person: IN

   * SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Ewing & Partners, a Texas general partnership (“Ewing & Partners”), and Mr. Timothy Ewing, principal of Ewing & Partners.
     This Schedule 13G relates to the Common Stock, $0.10 par value (the “Common Shares”), of Community Bancshares, Inc., purchased by Ewing & Partners for the account of (i) Endurance Partners, L.P. (“Endurance Fund”), of which Ewing & Partners acts as investment advisor, and (ii) Endurance Partners (Q.P.), L.P (“Endurance Qualified”), for which Ewing & Partners acts as investment advisor.

Item 1(a)	Name of Issuer.

Community Bancshares, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Main St. P.O. Box 1000 Blountsville, Alabama 35031

Item 2(a)	Name of Person Filing.

Ewing & Partners and Timothy Ewing

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

4514 Cole Avenue, Suite 808 Dallas, Texas 75205

Item 2(c)	Citizenship or Place of Organization.

Ewing & Partners is a Texas general partnership and Timothy Ewing is the principal of Ewing & Partners and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.10 par value

Item 2(e)	CUSIP Number.

20343H106

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a) Ewing & Partners and Mr. Ewing are the beneficial owners of 818,034 Common Shares.

(b) Ewing & Partners and Mr. Ewing are the beneficial owners of 9.4% of the outstanding Common Shares. This percentage is determined by dividing 818,034 by 8,680,415, the number of Common Shares issued and outstanding as of October 19, 2005, as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission November 14, 2005.

(c) Ewing & Partners has the sole power to vote and dispose of the 764,662 Common Shares beneficially owned by it. As the principal of Ewing, Mr. Ewing may direct the vote and disposition of the 818,034 Common Shares beneficially owned by Ewing & Partners and those Common Shares that he owns individually.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated January 12, 2006, between Ewing & Partners and Timothy Ewing.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: January 12, 2006

Ewing & Partners
By:	/s/ Timothy G. Ewing

Timothy G. Ewing, Managing Partner

/s/ Timothy G. Ewing

Timothy G. Ewing